

16014733

SEC
Mail Processing
Section

MAR 07 2016

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POTOMAC INVESTMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 Wisconsin Avenue
(No. and Street)

Chevy Chase, MD 20815
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Greenwald 301-657-2072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carol Greenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Investment Company, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Greenwald 2/24/16

Signature

President

Title

Emiedafe P. Ideh
Notary Public
State of Maryland
Commission Expires
March 15, 2016

2/24/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Potomac Investment Company

Financial Statements and Independent Auditor's Report

December 31, 2015

Potomac Investment Company

Financial Statements and Independent Auditors' Report

December 31, 2015

Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Schedule I-Computation of Net Capital	9
Schedule II-Computation of Basic Net Capital Requirements	9
Schedule III-Statement Relating to Requirements of Rule 17a-5(d)(4)	10


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Potomac Investment Company

We have audited the accompanying financial statements of Potomac Investment Company, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Potomac Investment Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Potomac Investment Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Potomac Investment Company's financial statements. The supplemental information is the responsibility of Potomac Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

Kennett Square, Pennsylvania
February 20, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

POTOMAC INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents		$ 23,482
Investment Securities		274,950
Accounts Receivable - Trade		16,618
Accounts Receivable - Other		816
Prepaid Expenses		7,000
Loan to Stockholder		36,428
Property and Equipment	$ 59,335	
Accumulated Depreciation	(30,763)	
Net Property and Equipment		28,572
Total Assets		$ 387,866

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued Retirement Contribution	$ 42,909
Accounts Payable	10,738
Total Liabilities	$ 53,647

STOCKHOLDERS' EQUITY

Common Stock (Authorized 100,00 shares, issued and outstanding 1,000)	$ 6,000
Additional Paid-In Capital	16,210
Retained Earnings	312,009
Total Stockholders' Equity	$ 334,219
Total Liabilities and Stockholders' Equity	$ 387,866

See accompanying Notes to Financial Statments

POTOMAC INVESTMENT COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions	$ 128,913
Investment Advisory Fees	295,501
Gain/(Loss) on Securities	36,173
Interest	5,255
Total Revenues	$ 465,842
EXPENSES	
Employee Compensation	$ 212,275
Retirement Plan	13,409
Clearing & Execution Costs	51,565
Rent and Utilities	18,920
Office Expenses	11,294
Depreciation	4,657
Regulatory Fees and Licenses	4,724
Insurance	2,123
Payroll Expenses	10,468
Professional Fees	9,250
Subcontractor	7,625
Telephone	3,638
Charitable Contributions	6,325
Other expenses	799
Total Expenses	$ 357,072
Net Income	$ 108,770

POTOMAC INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2015	$ 6,000	$ 16,210	$ 285,239	$ 307,449
Distributions			(82,000)	(82,000)
Net Income (Loss)			108,770	108,770
Balance at December 31, 2015	$ 6,000	$ 16,210	$ 312,009	$ 334,219

POTOMAC INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 108,770
Adjustments to reconcile net income to net cash	
Depreciation	4,657
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts Receivable - Trade	(12,600)
Accounts Receivable - Other	(816)
Receivable from shareholder	(1,428)
Prepaid Expenses	(3,788)
Accounts Payable	(6,626)
Accrued Retirement Plan Contribution	3,409
Net Cash provided by operating activities	$ 91,578
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Fixed Assets	(3,781)
Investment Securities	(4,320)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(82,000)
Net Increase/(Decrease) in Cash and Cash Equivalents	$ 1,477
CASH AND CASH EQUIVALENTS	
Cash at Beginning of Year	22,005
Cash at End of Year	$ 23,482

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Income taxes	$ -
Interest	$ 294

POTOMAC INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - ORGANIZATION

Potomac Investment Company (the Company), was incorporated under the laws of the District of Columbia on October 19, 1983, to provide securities brokerage and investment advisory services in in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions and related commissions are recorded on a settlement date basis, which management believes is not materially different than trade date.

Investment Advisory Fees – Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities Owned - Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

The Company holds equity securities with a total cost basis of $111,381 and a total fair market value of $274,950 at December 31, 2015.

Depreciation - The Company's equipment is depreciated using the straight line method over three to seven years.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes - Beginning with the taxable year ending December 31, 1983, the Company's S shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for income taxes in the accompanying financial statements. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

Accounts Receivable - Accounts receivable are recorded net of allowance for expected losses. The allowance, estimated at zero for 2015, is estimated based on historical performances.

Cash and Cash Equivalents - Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – Continued

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with a maturity of three months or less to be cash equivalents.

Retirement Plan - The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis and the contribution is accrued as a liability in the year to which it applies. For 2015, the Company elected to make a contribution of $42,909.

NOTE 3 – LOAN PAYABLE

At December 31, 2015 the Company had an auto loan with an outstanding balance of $12,144. The loan has an interest rate of 0.9% and is payable at $557 per month through August 14, 2017.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 274,950	$ -	$ -	$ 274,950

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leases operating space from the sole shareholder. The monthly payment represents a percentage of space used and is determined on a month to month basis.

The Company has loaned the stockholder $36,428. The loan is due in 5 years and is non-interest bearing.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $191,122 which was $186,122 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(ii) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2016, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

POTOMAC INVESTMENT COMPANY
AT DECEMBER 31, 2015

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members' Equity	$	334,219
Deductions and/or Changes		
Non-Allowable Assets		
Other Assets		44,244
Fixed Assets		28,572
Net Capital before Haircuts on Securities Positions	$	261,403
Haircuts on Securities		
Haircuts Regular		41,242
Haircuts Undue Concentration		29,039
Net Capital	$	191,122

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

SCHEDULE II

Minimum Net Capital Required	$	3,576
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	186,122
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	185,122

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Condition		
Accrued Retirement Contribution	$	42,909
Accounts Payable		10,738
Total Aggregate Indebtedness Liabilities	$	53,647
Percentage of Aggregate Indebtedness to Net Capital		28%

POTOMAC INVESTMENT COMPANY
AT DECEMBER 31, 2015

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

The differences between the computation of net capital under Rule 15c3-1 in this report and such computation in the respondent's original Part IIA unaudited filing was due to an additional audit adjustment decrease in accrued pension contribution of $39,500, an increase in depreciation expense of $2,684, and an increase in undue concentration of $1,554.


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Potomac Investment Company

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Potomac Investment Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Potomac Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Potomac Investment Company stated that Potomac Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception. Potomac Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Potomac Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 20, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Potomac Investment Company
5600 Wisconsin Ave #108
Chevy Chase, MD 20815

301-657-2072
301-657-2073 fax
cgreenwald1@verizon.net

EXEMPTION REPORT

December 31, 2015

To the best of our knowledge and belief, Potomac Investment Company is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii). The Company met the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 from the period June 1, 2014 through December 31, 2015 without exception.

Very truly yours,



Carol A. Greenwald
President